

07003331

ANNU.	FACING PAGE	SEC FILE NUMBER
FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	8-38588

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** AND ENDING **December 31, 2006**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Investments, LLC

RECEIVED — MAR - 1 2007 — WASH. D.C. 213 SECTION (stamp)

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

420 Montgomery Street

(No. and Street)

San Francisco   **California**   **94104**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. V. Lawrence Bensussen   **206-464-8879**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN   **55402**

(ADDRESS)   Number and Street   City   Zip Code
State

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, V. Lawrence Bensussen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Investments, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name: V. Lawrence Bensussen
Title: Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3)

WELLS FARGO INVESTMENTS, LLC

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Investments, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Investments, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Investments, LLC as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2007

WELLS FARGO INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2006

(In thousands)

Assets

Cash and cash equivalents	$	286,157
Cash and market value of securities required to be segregated under federal or other regulations (note 3)		167,247
Deposits with clearing organizations		9,082
Receivables:		
Brokers, dealers, and clearing organizations (note 4)		48,907
Customers, net of allowance of $61		382,095
Securities received as collateral (note 2h)		569,178
Securities borrowed		591,540
Securities owned, at fair value (note 5)		11,730
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $14,302		3,136
Due from affiliates		657
Goodwill		153,290
Other assets (note 2g)		69,228
Total assets	$	2,292,247

Liabilities and Member's Equity

Liabilities:		
Payables:		
Brokers, dealers, and clearing organizations (note 4)	$	13,948
Customers, including free credit balances of $475,050		512,831
Checks and drafts		77,389
Obligation to return securities received as collateral (note 2h)		569,178
Securities loaned		573,609
Securities sold, not yet purchased, at fair value (note 5)		78
Due to affiliates		13,415
Accrued compensation and related benefits		29,742
Other liabilities and accrued expenses		17,944
		1,808,134
Commitments and contingencies (note 8)		
Liabilities subordinated to claims of general creditors (note 6)		120,000
Total liabilities		1,928,134
Member's equity		364,113
Total liabilities and member's equity	$	2,292,247

See accompanying notes to statement of financial condition.

WELLS FARGO INVESTMENTS, LLC

Notes to Statement of Financial Condition

December 31, 2006

(In thousands)

(1) Organization and Nature of Operations

Wells Fargo Investments, LLC (WFI) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFI's primary activities are securities brokerage and related investment services that include full service brokerage to retail clients, investment research, principal trading, correspondent clearing, and distribution of corporate securities. WFI is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc (the NASD). WFI has retail offices located in the central and western regions of the United States.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of WFI.

(b) Securities Transactions

Principal transactions and commission revenue and expense are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value, with resulting unrealized appreciation and depreciation included in revenues from principal transactions. Fair value is based on prices from independent sources, such as listed market prices or dealer price quotations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(c) Fair Value of Financial Instruments

Substantially all of WFI's financial assets and liabilities are carried at fair value or at contracted amounts, which, because of their short-term nature, approximate current fair value.

(d) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition.

(e) Receivable From and Payable to Customers

Amounts receivable from and payable to customers arise from normal securities margin and cash transactions. Securities owned by customers and either held as collateral for these transactions or held in safekeeping are not reflected in the financial statements. Management considers the receivables adequately collateralized.

(f) Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(g) Other Assets

Included in other assets are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the life of the loan, which is generally three to five years, using the straight-line or effective interest method. At December 31, 2006, the outstanding balance of forgivable loans was $48,439. Total forgivable loan amortization expense for the year ended December 31, 2006 was $10,783.

In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for situations where loan recipients leave WFI prior to full forgiveness of their loan balance and WFI is subsequently not able to recover the remaining balances. WFI determines the adequacy of the allowance based upon an evaluation of the loan portfolio, including the collectibiltiy of unforgiven balances of departed employees and other pertinent factors.

(h) Securities Lending Activities

Securities borrowed and securities loaned are financing arrangements recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require WFI to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, WFI receives cash or other collateral in an amount generally in excess of the market value of securities loaned. WFI monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. When WFI acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes on the statement of financial condition the securities received as well as an obligation to return the securities. Accordingly, WFI's statement of financial condition separately reflects these assets and liabilities. At December 31, 2006, WFI has received collateral under securities lending agreements that it is permitted by contract or custom to sell or repledge of $569,178. Of this amount, $542,407 has been sold or repledged.

(i) Income Taxes

WFI is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its parent, WFIG. WFI does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFI has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition.

4   (Continued)

(j) *Goodwill*

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Under Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, all goodwill amortization was discontinued and goodwill is assessed at least annually by management for impairment on a reporting unit level by applying a fair-value-based test using discounted estimated future net cash flows. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect WFI's net capital. In management's opinion, no impairment exists as of December 31, 2006.

(k) *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the year. Actual results could differ from such estimates.

(3) Cash and Securities Required to be Segregated Under Federal or Other Regulations

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2006, cash and market value of securities required to be segregated under federal or other regulations reflects $166,000 that was segregated for the exclusive benefit of customers and $1,247 that was segregated for proprietary accounts of introducing brokers (PAIB). WFI transferred an additional $98,000 to a special reserve account for the exclusive benefit of customers on January 3, 2007 pursuant to the December 31, 2006 customer reserve calculation. WFI transferred an additional $1,250 to a special reserve account for PAIB on January 3, 2007 pursuant to the December 31, 2006 PAIB reserve calculation.

(Continued)

(4)   Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations consist of the following:

Receivables:

Securities failed to deliver	$	6,661
Receivable arising from unsettled securities transactions, net		1,617
Clearing organizations and other		40,629
	$	48,907

Payables:

Securities failed to receive	$	3,255
Securities failed to receive with clearing organizations, net		4,374
Payable to an affiliate broker clearing through WFI as a correspondent		287
Payable to a broker clearing through WFI as a correspondent		3,116
Clearing organizations and other		2,916
	$	13,948

(5)   Securities Owned and Securities Sold, Not Yet Purchased and Principal Transactions Revenue

Securities owned and securities sold, not yet purchased consist of trading securities, at fair value, as follows:

		Owned	Sold, not yet purchased
Corporate and preferred stocks	$	6,511	78
State and municipal obligations		4,823	—
Corporate bonds		396	—
	$	11,730	78

Securities sold, not yet purchased represent obligations of WFI to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFI's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(6)   Liabilities Subordinated to Claims of General Creditors

In December 2002, WFI entered into a $120,000 subordinated loan agreement with WFC. The loan matures on January 31, 2008 with no scheduled principal payments until maturity. Each year the loan maturity date is automatically extended an additional year unless WFC provides notice at least seven

(Continued)

months prior to the maturity date that the loan will not be extended. Interest is paid quarterly and is based on 90-day LIBOR rate plus 0.25%.

The liabilities subordinated to claims of general creditors are covered by agreements which have been approved by WFI's regulators and are available to WFI in computing net capital under the SEC's Uniform Net Capital Rule. To the extent such borrowings are required for WFI's continued compliance with minimum net capital requirements (note 9), they may not be repaid.

(7)   **Related Party Transactions**

In the ordinary course of business, WFI enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFI and include certain securities transactions, costs incurred for employee benefit programs sponsored by WFC (note 10), costs incurred to reimburse affiliates for rent and other occupancy charges paid on its behalf (note 8), interest paid to affiliates under short-term and subordinated financing arrangements, and other operating expenses allocated by affiliates. Additionally, WFI provided correspondent brokerage clearing services to two affiliated broker/dealers for which it was paid correspondent clearing fees during the year ended December 31, 2006.

At December 31, 2006, WFI had securities loaned with an affiliate, Wells Fargo Brokerage Services, LLC, of $68,145.

At December 31, 2006, WFI had available credit from WFC under an unsecured short-term promissory note that is authorized up to $500,000. Additionally, WFI periodically obtains short-term financing from Wells Fargo Bank, N.A. (the Bank) under repurchase agreements which are collateralized by trading securities and U.S. Treasury securities reported as cash equivalents. WFI pays interest on these financing arrangements at interest rates approximating commercial lending rates. At December 31, 2006, WFI had no outstanding borrowings under these arrangements.

(8)   **Leases, Commitments and Contingent Liabilities**

WFI leases certain office space and data processing equipment under several noncancelable operating leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments based upon increased costs incurred by the lessor. Future minimum rental commitments under the terms of the lease agreements as of December 31, 2006 are as follows:

December 31,		
2007	$	7,836
2008		7,660
2009		341
2010		327
2011		81
Thereafter		—
	$	16,245

(Continued)

Minimum rental commitments excludes noncancelable operating leases which are administered by an affiliate for the benefit of WFI when WFI does not have the contractual obligation.

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFI. WFI is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with SFAS No. 5, *Accounting for Contingencies*, WFI has established reserves for estimated losses from pending lawsuits, claims, investigations and proceedings. After reviewing pending and threatened actions with counsel, and any specific reserves established for such matters, management believes that the outcome of such actions will not have a material adverse effect on WFI's financial condition.

(9) Net Capital Requirements

WFI is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFI has elected to compute net capital under the alternative provisions of the Rule, which require WFI to maintain net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2006, WFI's net capital was $236,974, which was 50% of aggregate debit items and which exceeded the minimum net capital requirement of $9,559 by $227,415.

(10) Employee Benefits

WFI participates in certain employee benefit plans sponsored by WFC. The costs associated with WFI employees are allocated to WFI.

WFI's employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

WFI also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFI's employees are not available.

Certain WFI employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years. Effective January 1, 2006, WFI adopted SFAS No. 123 (revised 2004) *Share-Based Payment* (SFAS 123R) which requires companies to measure the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. The cost must be recognized over the vesting period of the award.

(Continued)

(11) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, WFI engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose WFI to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. WFI is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFI may have to purchase or sell financial instruments at prevailing market prices. WFI has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

As customers write option contracts or sell securities short, WFI may incur losses in the event customers do not fulfill their obligations and the collateral in the customer's account is not sufficient to fully cover losses which customers may incur from these strategies. WFI seeks to control the risks associated with its customers' activities, including the customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral when necessary or to reduce positions when acceptable.

At times, WFI arranges secured financing by pledging securities owned for short-term borrowing and to satisfy margin deposits of clearing organizations. WFI also actively participates in borrowing and lending of securities other than those of its customers. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or repay the deposit placed with them, WFI may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. WFI seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

